November 26, 2008
United States
Securities and Exchange Commission
Mail Stop 7010
Washington, D.C. 20549-7010

RE:	GreenHunter Energy, Inc. Registration Statement on Form S-3 Filed on November 13, 2008 File No.: 333-155324
Ladies and Gentlemen:
     We are in receipt of your comment letter dated November 24, 2008 regarding the above referenced Registration Statement on Form S-3. We are responding to your comment as follows:
General
1.	We note from your October 30, 2008 Form 8-K filing that you intend to purchase Aspire Oil Services Limited (“Aspire”) for a purchase price of approximately $27.5 million and that you expect the acquisition to close in December of 2008. Please tell us what consideration you have given to filing audited financial statements of Aspire and provide us with your analysis of significance pursuant to Rule 3-05 of Regulation S-X.
The acquisition of L&L Holdings (Louisiana), LLC by the Company announced on October 29, 2008, will be deemed a significant acquisition under Rule 3-05 of S-X. Upon successful closing, the Company intends to file the audited financial statements of L& L Holdings and any necessary pro forma financial information within the time periods allowed by the SEC rules. However, given the current status of the financial markets and the Company’s continuing efforts negotiating with a number of prospective lenders, the exact timing of the Company's closing of the acquisition of L&L Holdings is presently unclear.
Sincerely,
Morgan F. Johnston
Senior Vice President
General Counsel and
Secretary

CC:	Pamela A. Long Errol Sanderson
1048 Texan Trail ♦ Grapevine, TX 76051 ♦ Office 972-410-1044 ♦ Fax 972-410-1066